SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

TAUNUSTURM

TAUNUSTOR 1

60310 FRANKFURT AM MAIN

-----------

Telephone No.: +49 (69) 74220-0

Facsimile No.: +49 (69) 74220-300

www.skadden.com

April 26, 2023

FIRM/AFFILIATE

OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

HONG KONG

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Abe Friedman and Lyn Shenk

Re:	SIGNA Sports United N.V.

Form 20-F for Fiscal Year Ended September 30, 2022

Filed February 7, 2023

File No. 001-41156

On behalf of our client, SIGNA Sports United N.V. (the “Company”), we set forth below the Company’s responses to the letter, dated April 17, 2023 (the “Comment Letter”), containing the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 20-F for Fiscal Year Ended September 30, 2022 filed with the Commission by the Company on February 7, 2023 (the “Form 20-F”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 20-F.

The responses below correspond to the caption and number of the comments of the Staff reproduced in italics below.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Segments, page 57

1.

Please revise to quantify factors cited to which changes in results are attributed. As an example, your segment revenues for “Bike and Outdoor” appear to have increased due to M&A activities with offsets due to declining “average order value” and organic growth. To allow investors to understand the impacts on your segments due to acquisitions and impacts from your historical operations from a period over period comparison, please revise to include such quantification. Refer to Instruction 1 to Item 5 of Form 20-F.

Response

We acknowledge the Staff’s comment and respectfully propose that we will add additional disclosure to quantify the factors cited in our next publication on Form 6-K on our half-year financial information for the first six months ended March 31, 2023 of our current fiscal year ending September 30, 2023 as well as in our next Form 20-F filing for the fiscal year ending September 30, 2023.

Securities and Exchange Commission

April 26, 2023

We would accordingly change the disclosure, as applicable and adjusted to then appropriate disclosure in our future filings, as shown below (strikethrough and bold formatting show the suggested changes as compared to the disclosure in our current Form 20-F):

“[…] The segment Bike and Outdoor exhibited growth by achieving revenues of €763.6 million in the fiscal year ended September 30, 2022, an increase of €156.0 million, compared to €607.6 million in the fiscal year ended September 30, 2021. This growth is primarily attributed to M&A activities in the current fiscal year resulting in increased traffic and net orders. Whilst ~~overall revenue increased due to~~ M&A activities contributed an increase of €223.0 million to revenues, average order values (AOV) and organic revenue ~~growth~~ within the segment declined resulting in a decrease of €68.0 million to revenues. The decrease was driven by a reduction in general consumer demand, increased competitor pressures leading to aggressive pricing through inventory management and supply shortage of products at the high end of the assortment range.

[…] The segment Tennis generated revenues of €259.1 million in the fiscal year ended September 30, 2022, a gain of €93.6 million, compared to €165.4 million in the fiscal year ended September 30, 2021. This growth is primarily attributed to M&A activities in the current fiscal year resulting in increased traffic and net orders. Whilst the increase in overall revenue of €70.9 million was driven by M&A activities, organic revenue within the segment grew by €22.7 million due to the re-opening of our offline stores as COVID-19 related restrictions and lockdowns were relaxed or lifted by local authorities. However, organic revenue growth was somewhat reduced as a high fraction of planned goods were not delivered or delivered late which resulted in loss of revenues.”

Non-IFRS Financial Measures

Adjusted EBITDA, page 59

2. We note your ‘Adjusted EBITDA from continuing operations’ reconciliation includes an adjustment for consulting fees, which includes €3.2 million of costs for the “preparation of being Sarbanes-Oxley compliant.” It would appear Sarbanes-Oxley compliance costs would be normal and recurring operating expenses for a public company. Please tell us your consideration of Question 100.01 of the staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the appropriateness of this adjustment.

Response

We acknowledge the Staff’s comment and respectfully advise that we have considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Question 100.01”). We believe the initial set up costs of the SOX framework are not normal, recurring, cash operating expenses necessary to operate our business, and therefore, are appropriate items to exclude when calculating Adjusted EBITDA. In assessing whether the initial set up costs constitute normal, recurring, cash operating expenses, we considered the fact that the costs primarily relate to the implementation of the SOX framework and are non-recurring. The costs that are excluded from Adjusted EBITDA were expensed as incurred during implementation of the SOX framework and do not include the costs associated with annual SOX compliance.

We believe that excluding these initial set up costs from Adjusted EBITDA and presenting them in our reconciliation of net income or loss attributable to common shareholders to Adjusted EBITDA provides the investment community and others with a more complete understanding of our ongoing operations while enhancing the comparability of current results to results in future periods, which may be useful for investors in their analysis of our financial performance. We believe Adjusted EBITDA is useful as an indicator of operating performance because it allows for period-over-period comparisons of our ongoing core operations before the impact of the excluded items. Adjusted EBITDA also facilitates comparison by analysts, investors, and others of results from our ongoing core operations before the impact of these items with results from other companies in a manner consistent with how Company management views the business. Again, the excluded expenses are only those that are transitory in nature. Costs associated with recurring SOX compliance are classified within operating expenses and these costs are not excluded from net income or loss attributable to common shareholders.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Stephan Hutter at 49.69.74220.170 or Michelle Gasaway at 213.687.5122 or by email at stephan.hutter@skadden.com or michelle.gasaway@skadden.com.

Sincerely,

/s/ Stephan Hutter, Esq
Stephan Hutter, Esq.

Securities and Exchange Commission

April 26, 2023

VIA E-MAIL

cc:	Alexander Johnstone

Chief Financial Officer

SIGNA Sports United N.V.